

Mail Stop 7010

August 4, 2005

via facsimile and U.S. mail

Mr. Merlin Bingham
President
Metalline Mining Company
1330 E. Margaret Avenue
Coeur d'Alene, ID 83815

>   **Re: Metalline Mining Company**
>   **Form 10-KSB, Filed January 31, 2005**
>   **Letter dated July 8, 2005**
>   **File No. 0-27667**

Dear Mr. Bingham :

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1.   Please refer to prior comment 1. We continue to notice references to *mineral properties* on page F/S-13 of your draft Form 10-KSB/A. Please revise to remove these references.

2.   Please refer to prior comment 2. We note that your Property Concessions on the face of the Balance Sheet now detail six concessions, the most significant of which is U.M. Nortenos, Vulcano. However, the notes to the financial statements only discuss Sierra Mojada. Expand the notes to the financial statements and

other parts of the document, as applicable, to discuss each concession, detailing when and how acquired and the activity you have performed since acquisition.

3.   Please explain to us in detail the rigorous impairment testing you have done under SFAS 144, including what events or changes in circumstances would indicate impairment testing is required. Tell us how you determine fair value for these assets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

Barry Stem
Senior Assistant Chief
Accountant